MAG Silver Corp

For Immediate Release

September 8, 2006

MAG Silver Exploration Update

Vancouver, B.C… MAG Silver Corp (TSXV: MAG) herein provides an update on exploration activities on its silver exploration projects in Mexico.

Juanicipio J.V.

Peñoles has initiated a major definition drill program consisting of 18 holes and 15,000 metres of drilling to follow up on the Valdecañas Vein discovery (see press releases dated August 15 and 30, 2006). Results can be expected in mid-October.

Lagartos SE

On this 100% MAG controlled property located southeast of Juanicipio; a large scale water well sampling program (geochemical) throughout the basins covering both Lagartos SE and NW has recently been completed. Results from this survey have located a number of lead, zinc and copper anomalies on both properties. Aster imaging and short wave infrared (SWIR) data applications have also generated a number of targets in the SE. The vein extensions of the northern Panuco vein field of the historic Fresnillo district have been traced onto the Lagartos SE property and are presently undergoing further field work and sampling. Follow up exploration work is in progress throughout Lagartos SE and includes methodologies used at Juanicipio that led to the discovery of the Juanicipio and Valdecañas veins. (Note: All of the veins in the Fresnillo to Zacatecas districts have a strong association with lead, zinc and or copper).

Lagartos NW

A first pass drill program at Lagartos NW (100% MAG controlled) has been completed. A total of 13 holes were drilled for 6,000 metres and tested a variety of targets consisting of NSAMT, magnetic, biogeochemical, structural and geological anomalies. Though no major veins were intersected valuable geological and structural information for exploration programs going forward was obtained. Anomalous silver mineralization was intersected in hole 06-03 which returned 2.15 metres grading 40.1 grams per tonne silver. Assays are pending for the last two holes of the program.

Cinco de Mayo

A five hole, 2,500 metre diamond drill program has been started at Cinco de Mayo (100% MAG controlled) in northern Chihuahua State. This is a carbonate replacement property and drilling will test a number of NSAMT conductors and coincident biogeochemical anomalies in areas of surface lead, zinc and silver mineralization and a number of historic mine developments.

Sierra Ramirez, Guigui & Cinco de Mayo, AEM Surveys.

On these large, district scale and 100% MAG controlled properties; MAG has signed a contract with Aeroquest Limited to fly 2,800 line kilometres of airborne geophysics (AEM). The survey will consist of airborne magnetics and AeroTEM, an electromagnetic time domain array developed by Aeroquest. The helicopter borne system will survey the properties targeting carbonate replacement massive sulphides.

Batopilas

The AEM contract will also cover the Batopilas district (100% MAG) located in the western Sierra Madres of Chihuahua State (there are 75 known native silver workings on the Batopilas property). This is a high grade native silver vein system where ground geophysics indicates that combined electromagnetic and magnetic surveys can be useful tools in locating viable drill targets. In January MAG (See press release dated January 9, 2006), announced the discovery of the “Don Juan” Vein at Batopilas which returned 1.7 metres of 2,357 grams per tonne silver. Summer work programs included a property wide silt program, geological mapping and sampling. Crews were also engaged to rehabilitate the Le Brun tunnel in order to facilitate underground sampling along the Pastrana Vein. All of the data from Batopilas will be integrated with the AEM survey results expected in late October. A drill program will follow.

Sierra Ramirez

The terms of the option agreement at Sierra Ramirez have been renegotiated with the property vendor, Rio Tinto S.A. de C.V. Adjustments have been made to the payment schedule and the length of the agreement has been extended. Under the adjusted terms MAG will make scheduled cash payments over the next 4 years to Rio Tinto for total of $US 1,300,000. This total is $US 25,000 more than required in the original agreement and provides MAG Silver with two additional years (2010) to evaluate the property. In addition to the payment adjustments MAG will issue 20,000 shares of MAG Silver from the treasury to Rio Tinto S.A. de C.V. The terms of this agreement are subject to approval from the regulatory agencies.

Qualified Person

Dan MacInnis P.Geo, President and CEO of MAG Silver, is a non-independent Qualified Person as defined by National Instrument 43-101 and is responsible for program design and quality control of exploration undertaken by the Company in Mexico and is responsible for the content of this news release.

About MAG Silver Corp (www.magsilver.com)

MAG Silver is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG

ON BEHALF OF

THE BOARD

“Dan MacInnis”

President and CEO

For further information on behalf of MAG Silver Corp. contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. . 0-50437  available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.